Exhibit 99.1

Nano Labs Announces First Half of 2024 Financial Results

HANGZHOU, China, September 18, 2024 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of June 30, 2024 and for the first half of 2024 then ended.

First Half of 2024 Financial Highlights

●	Net revenue was RMB24.7 million (US$3.5 million) for the first half of 2024, compared to RMB52.3 million in the same period of 2023.

●	Gross profit was RMB30.1 thousand (US$4.2 thousand) for the first half of 2024, compared to a gross loss of RMB62.9 million in the same period of 2023.

●	Loss from operations was RMB58.7 million (US$8.2 million) for the first half of 2024, compared to a loss from operations of RMB136.4 million in the same period of 2023.

●	Net loss was RMB59.1 million (US$8.3 million) for the first half of 2024, compared to a net loss of RMB134.3 million in the same period of 2023.

●	Net loss per share (both basic and diluted) was RMB0.85 (US$0.12) for the first half of 2024, compared to a net loss per share (both basic and diluted) of RMB2.41 in the same period of 2023.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “the first half of 2024 have shown clear signs of industry recovery and emerging market opportunities. In response to the exciting bullish market, our company has been heavily investing in the research and development of our upgraded Cuckoo series products. In May, we announced the successful mass production of the Cuckoo 3.0 chip, which significantly outperforms its predecessor, the Cuckoo 2.0 chip. This breakthrough positions us to capitalize on new market opportunities. Our company will continue to launch various models equipped with the Cuckoo 3.0 chip for different application scenarios in the second half of this year and the first half of 2025. We expect this will substantially boost our sales.

Additionally, our company is continuously improving packaging technology and IP to boost the efficiency of chip production. We are also actively developing promising AI computing and ZK computing chips.

At the same time, our iPollo Metaverse’s photograph studio service is steadily advancing, with deep cooperation with various institutions and organizations. We believe this venture has the potential for explosive growth in the future.”

Mr. Bing Chen, Chief Financial Officer, commented, “for the first half of 2024, our net revenue was RMB24.7 million (US$3.5 million). In addition, the net loss was RMB59.1 million (US$8.3 million) for the six months ended June 30, 2024, compared to a net loss of RMB134.3 million in the same period of 2023. Looking ahead, we are committed to overcoming current challenges and improving our performance.”

First Half of 2024 Financial Results

Net Revenues

Net revenue was RMB24.7 million (US$3.5 million) for the first half of 2024, compared to RMB52.3 million for the same period of 2023. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V1 Series. The revenues in 3D-printing products, our new products, was RMB459.2 thousand for the first half of 2024, compared to RMB22.0 thousand for the same period of 2023.

Cost of Revenues

Cost of revenues was RMB24.7 million (US$3.5 million) for the first half of 2024, compared to RMB115.2 million for the same period of 2023. The change was mainly due to the decrease in sales volume and less inventory write-down recorded.

The cost of 3D-printing products was RMB338.7 thousand for the first half of 2024, compared to RMB10.2 thousand for the same period of 2023.

Operating Expenses

Total operating expenses decreased by 20.1% to RMB58.7 million (US$8.2 million) for the first half of 2024, from RMB73.5 million for the same period of 2023.

●	Selling and marketing expenses decreased by 54.4% to RMB4.3 million (US$0.6 million) for the first half of 2024, from RMB9.5 million for the same period of 2023. The decrease in selling and marketing expenses was primarily due to the decrease in sales commission and product shipping expenses.

●	General and administrative expenses decreased by 18.0% to RMB25.5 million (US$3.6 million) for the first half of 2024, from RMB31.0 million for the same period of 2023. The decrease in general and administrative expenses was primarily due to (1) the decrease in office lease expenses mainly attributable to the relocation of the head office and (2) the decrease in employee salary expenses as the number and salaries of general and administrative staff decreased.

●	Research and development expenses decreased by 12.2% to RMB28.9 million (US$4.1 million) for the first half of 2024, from RMB33.0 million for the same period of 2023. The decrease in research and development expenses was primarily due to the decrease in salary expenses.

Loss from Operations

As a result of the foregoing, loss from operations decreased by 57.0% to RMB58.7 million (US$8.2 million) for the first half of 2024 from RMB136.4 million for the same period of 2023.

Finance Expense (Income)

Finance income was RMB0.6 million (US$0.1 million) for the first half of 2024, compared with finance expense of RMB1.6 million for the same period of 2023.

Interest expense

Interest expense was RMB2.0 million (US$0.3 million) for the first half of 2024, compared to nil for the same period of 2023. The change was due to the completion of construction in progress and cease of interest capitalization during the first half of 2024.

Net Loss

Net loss was RMB59.1 million (US$8.3 million) for the first half of 2024, compared with RMB134.3 million in the same period of 2023.

Basic and Diluted Loss Per Ordinary Share attributable to Nano Labs Ltd

Basic and diluted loss per share was RMB0.85 (US$0.12) for the first half of 2024, compared with basic and diluted loss per share of RMB2.41 for the same period of 2023.

Financial Condition

As of June 30, 2024, the Company had cash and cash equivalents of RMB23.5 million (US$3.3 million), compared with RMB48.2 million as of December 31, 2023. As of June 30, 2024, the Company had total current assets of RMB110.8 million (US$15.5 million), compared with RMB125.5 million as of December 31, 2023.

As of June 30, 2024, the Company had short-term debts, current portion of long-term debts and accounts payable in total of RMB42.8 million (US$6.0 million), compared with RMB40.3 million as of December 31, 2023. As of June 30, 2024, the Company had total current liabilities excluding advance from customers of RMB130.8 million (US$18.4 million), compared with RMB134.7 million as of December 31, 2023.

In August and September, 2024, the Company entered into related party loan agreements with two shareholders to borrow interest-free loans in the total amount of US$8.5 million (RMB60.6 million) in cash (“the Loans”) to fund the Company’s working capital. The Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1268 to US$1.00, the central parity rate on June 30, 2024 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing Time) on September 18, 2024.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10041922-qbgnye.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until September 25, 2024 via the following dial-in details:

Dial-in Numbers:

US/Canada:	1855 883 1031

Hong Kong:	800 930 639

China:	400 1209 216

Replay PIN:	10041922

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

Consolidated Balance Sheets

(Unaudited)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	48,164,664	23,506,562	3,298,333
Restricted cash	417,990	418,201	58,680
Accounts receivable, net	1,739,065	486,251	68,229
Inventories, net	12,874,986	8,777,977	1,231,686
Prepayments	24,386,010	23,847,057	3,346,110
Other current assets	37,908,092	53,747,621	7,541,621
Total current assets	125,490,807	110,783,669	15,544,659
Non-current assets:
Property, plant and equipment, net	169,653,582	199,842,200	28,040,944
Intangible asset, net	47,731,288	47,238,366	6,628,272
Operating lease right-of-use assets	7,424,554	7,041,815	988,075
Total non-current assets	224,809,424	254,122,381	35,657,291

TOTAL ASSETS	350,300,231	364,906,050	51,201,950

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	20,000,000	20,000,000	2,806,309
Current portion of long-term debts	3,410,000	4,580,000	642,645
Accounts payable	16,875,586	18,204,768	2,554,410
Advance from customers	107,826,617	101,190,688	14,198,615
Operating lease liabilities, current	3,479,752	2,892,871	405,914
Other current liabilities	90,978,171	85,149,822	11,947,834
Total current liabilities	242,570,126	232,018,149	32,555,727
Non-current liabilities:
Long-term debts	120,260,783	158,660,063	22,262,455
Operating lease liabilities, non-current	3,730,672	3,938,710	552,662
Total non-current liabilities	123,991,455	162,598,773	22,815,117
Total liabilities	366,561,581	394,616,922	55,370,844
Shareholders’ deficit:
Class A ordinary shares ($0.0002 par value; 121,410,923 shares authorized; 41,927,302 and 46,275,127 shares issued as of December 31, 2023 and June 30, 2024, respectively; 37,242,359 and 41,672,037 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)*	50,106	56,398	7,914
Class B ordinary shares ($0.0002 par value; 28,589,078 shares authorized; 28,589,078 shares issued and outstanding as of December 31, 2023 and June 30, 2024)*	36,894	36,894	5,177
Additional paid-in capital	428,310,028	459,199,604	64,432,789
Accumulated deficit	(452,031,693)	(509,265,433)	(71,457,798)
Statutory reserves	6,647,109	6,647,109	932,692
Accumulated other comprehensive income	2,254,558	7,055,364	989,976
Total Nano Labs Ltd shareholders’ deficit	(14,732,998)	(36,270,064)	(5,089,250)
Noncontrolling interests	(1,528,352)	6,559,192	920,356
Total shareholders’ deficit	(16,261,350)	(29,710,872)	(4,168,894)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	350,300,231	364,906,050	51,201,950

*	After giving effect of the 2-for-1 reverse stock split effective on January 31, 2024.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Net revenues	52,268,716	24,739,480	3,471,331
Cost of revenues	115,167,091	24,709,417	3,467,112
Gross profit (loss)	(62,898,375)	30,063	4,219

Operating expenses:
Selling and marketing expenses	9,501,537	4,334,564	608,206
General and administrative expenses	31,041,335	25,453,212	3,571,478
Research and development expenses	32,953,337	28,934,228	4,059,919
Total operating expenses	73,496,209	58,722,004	8,239,603

Loss from operations	(136,394,584)	(58,691,941)	(8,235,384)

Other expenses (income):
Finance expenses (income)	1,600,591	(607,804)	(85,284)
Interest expenses	-	2,009,586	281,976
Interest income	(335,986)	(96,679)	(13,566)
Other income	(3,339,708)	(851,374)	(119,461)
Total other expenses (income)	(2,075,103)	453,729	63,665

Loss before income tax provision	(134,319,481)	(59,145,670)	(8,299,049)
Income tax provision	-	-	-
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Less: net loss attributable to noncontrolling interests	-	(1,911,930)	(268,273)
Net loss attributable to Nano Labs Ltd	(134,319,481)	(57,233,740)	(8,030,776)

Comprehensive income (loss):
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Other comprehensive income:
Foreign currency translation adjustment	1,771,255	4,800,723	673,616
Total comprehensive loss	(132,548,226)	(54,344,947)	(7,625,433)
Comprehensive loss attributable to noncontrolling interests	-	(1,912,013)	(268,285)
Comprehensive loss attributable to Nano Labs Ltd	(132,548,226)	(52,432,934)	(7,357,148)

Net loss per ordinary share attributable to Nano Labs Ltd
Basic*	(2.41)	(0.85)	(0.12)
Diluted*	(2.41)	(0.85)	(0.12)

Weighted average number of shares used in per share calculation:
Basic*	55,748,336	67,666,712	67,666,712
Diluted*	55,748,336	67,666,712	67,666,712

*	After giving effect of the 2-for-1 reverse stock split effective on January 31, 2024.

Non-GAAP Reconciliation

(Unaudited)

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Add:
Share-based compensation expenses	137,598	285,507	40,061
Non-GAAP adjusted net loss	(134,181,883)	(58,860,163)	(8,258,988)